Exhibit 99.1

Oriental Culture Holding LTD.

October 21, 2022

Dear Stockholder:

You are cordially invited to attend the 2022 Annual General Meeting (the “Meeting”) of Stockholders of Oriental Culture Holding LTD. (the “Company”) to be held at Unit 909, Level 9, Cyberport 2, 100 Cyberport Road, Hong Kong, on December 9, 2022, at 9:00 a.m. local time.

Information regarding each of the matters to be voted on at the Meeting is contained in the attached Proxy Statement and Notice of Annual General Meeting of Stockholders. We urge you to read the proxy statement carefully.

The proxy statement and proxy card are expected to be mailed to all stockholders of record on or about October 27, 2022.

Because it is important that your shares be voted at the Meeting, we urge you to complete, date and sign the enclosed proxy card and return it as promptly as possible in the accompanying envelope, whether or not you plan to attend in person. Even after returning your proxy, if you are a stockholder of record and do attend the meeting and wish to vote your shares in person, you still may do so.

Sincerely,

/s/ Mun Wah Wan
Mun Wah Wan
Chairman of the Board of Directors

Oriental Culture Holding LTD.

NOTICE OF ANNUAL GENERAL MEETING OF STOCKHOLDERS

To Be Held December 9, 2022

TO THE STOCKHOLDERS OF Oriental Culture Holding LTD.:

NOTICE HEREBY IS GIVEN that the 2022 Annual General Meeting of Stockholders (the “Meeting”) of Oriental Culture Holding LTD. (the “Company”) will be held at Unit 909, Level 9, Cyberport 2, 100 Cyberport Road, Hong Kong, on December 9, 2022, at 9:00 a.m. local time, to consider and act upon the following:

1.	To elect five directors, each to serve until the next Annual General Meeting of Stockholders or until such person’s successor is qualified and elected;

2.	To ratify the appointment of Wei Wei & Co., LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2022;

3.	To transact such other business as properly may come before the annual general meeting or any adjournments thereof

Stockholders of record at the close of business on October 20, 2022 are entitled to receive notice of and to vote at the 2022 Annual General Meeting and any adjournments thereof. A complete list of these stockholders will be open for the examination of any stockholder of record at the Company’s principal executive offices located at Room 1402, Richmake Commercial Building, 198-200 Queen’s Road Central, Hong Kong for a period of ten days prior to the Annual General Meeting. The list will also be available for the examination of any stockholder of record present at the Annual General Meeting. The Annual General Meeting may be adjourned or postponed from time to time without notice other than by announcement at the meeting.

 All stockholders must present a form of personal photo identification in order to be admitted to the Meeting.  In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the ordinary shares on October 20, 2022.

By Order of the Board of Directors

/s/ Mun Wah Wan
Mun Wah Wan
Chairman of the Board of Directors

Hong Kong

October 21, 2022

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE

ANNUAL GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON DECEMBER 9, 2022:

WHETHER OR NOT YOU PLAN TO ATTEND OUR 2022 ANNUAL GENERAL MEETING OF STOCKHOLDERS, YOUR VOTE IS IMPORTANT. PLEASE FOLLOW THE INSTRUCTIONS IN THE PROXY MATERIALS TO VOTE YOUR PROXY VIA THE INTERNET OR BY EMAIL OR REQUEST AND PROMPTLY COMPLETE, EXECUTE AND RETURN THE PROXY CARD BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. IF YOU ATTEND OUR 2022 ANNUAL GENERAL MEETING OF STOCKHOLDERS, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON IF YOU SO DESIRE.

Oriental Culture Holding LTD.

PROXY STATEMENT

FOR THE ANNUAL GENERAL MEETING OF STOCKHOLDERS

To Be Held December 9, 2022

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Oriental Culture Holding LTD., a Cayman Islands corporation (the “Company”), for use at the 2022 Annual General Meeting of Stockholders (the “Meeting”) to be held at Unit 909, Level 9, Cyberport 2, 100 Cyberport Road, Hong Kong, on December 9, 2022, at 9:00 a.m. local time, or at any adjournment(s) or postponement(s) thereof, for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Stockholders (the “Meeting”).  This Proxy Statement and the accompanying form of proxy card are expected to be mailed on or about October 27, 2022, to the stockholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

The Board has fixed the close of business on October 20, 2022 as the record date (the “Record Date”) for the determination of the stockholders entitled to receive notice and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.  As of the Record Date, there were 21,226,992 ordinary shares outstanding, par value US$0.00005 per share (the “Ordinary Shares”).  Each shareholder of Ordinary Shares on the Record Date is entitled to one (1) vote for each Ordinary Share then held.  The shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment(s) or postponement(s) thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Stockholders.

A quorum of at least one-third of all of our shares issued and outstanding and entitled to vote at the Meeting, present in person or by proxy, will be required to conduct the Meeting. If you choose to have your shares represented by proxy at the Meeting, you will be considered part of the quorum.

Our Ordinary Shares are listed on the NASDAQ Capital Market (“NASDAQ”) under the symbol “OCG”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by mail or email of a written notice of revocation by a duly executed proxy bearing a later date to the Company, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

Our Board currently consists of five (5) members. All of our current directors will stand for re-election at the 2022 Annual General Meeting. Directors appointed to the Board serve until the next annual general meeting of stockholders or until such director’s successor is duly qualified and elected, subject to his or her earlier resignation or removal.

The Board has nominated Mun Wah Wan, Yi Shao, Nelson (Nam Sum) Wong, Jinren Chen and Xiaobing Liu. If duly appointed at this Meeting, each of the foregoing nominees will serve until the next Annual General Meeting of Stockholders or whenever their successors are duly qualified and elected. Biographical information regarding each of the nominees, as of October 20, 2022, is set forth below, including their ages, positions with the Company, recent employment and other directorships.  No family relationships exist among any of our director nominees.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees.  It is expected that each nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees are set forth below:

Directors	Age	Position/Title
Mun Wah Wan	50	Chairman of the Board of Directors
Yi Shao	34	Chief Executive Officer and Director
Nelson (Nam Sum) Wong	60	Independent Director
Xiaobing Liu	60	Independent Director
Jinren Chen	52	Independent Director

Biography

Mun Wah (Lewis) Wan

Mr. Wan was appointed as a member of our board of directors on April 18, 2019 and chairman of our board of directors on May 10, 2019. Since February 2007, Mr. Wan has served as chairman of the board of directors of HKFAEx Group Limited, one of our principal shareholders, a Hong Kong corporation and securities dealer which is licensed by the Hong Kong Securities and Futures Commission to carry on the regulated activities of dealing in securities, advising on securities and asset management, and Mr. Wan is also the sole shareholder of The Pride Group Holdings Limited, which owns 100% equity interest of HKFAEx Group Limited. Since December 2012, Mr. Wan has served as a visiting professor at Beijing University of International Business & Economics. Since February 2013, Mr. Wan has served as committee member of Hong Kong Securities and Investment Institute. Since 2008, Mr. Wan has serviced as the vice president and chairman of China Investment Committee of the China Hong Kong International Economic Trading Association. From August 2004 to February 2007, Mr. Wan was the director and chief investment officer of Marco Polo Investments Group Limited. From September 1997 to August 2004, Mr. Wan worked at the Financial Services Division of PricewaterhouseCoopers.

Mr. Wan received his Bachelor’s Degree of Business Administration, majoring in Finance, from the Hong Kong University of Science and Technology in November 1997. Mr. Wan is a senior fellow of Hong Kong Securities and Investment Institute, a fellow of Hong Kong Institute of Certified Public Accountants and a fellow of Association of Chartered Certified Accountants. We believe that Mr. Wan’s extensive experience and leadership in the investment, business and corporate management will benefit the Company’s operations and qualifies him to serve as the chairman of our board of directors.

Yi Shao

Mr. Shao was appointed as a member of our board of directors on April 18, 2019 and as our chief executive officer on May 10, 2019. From October 2018 to March 2019, Mr. Shao served as the general manager of Jiangsu Yanggu Culture Development Co., Ltd., a variable interest entity controlled by the Company. From October 2017 to September 2018, Mr. Shao served as the deputy general manager of Jiangsu Dahe Live Network Technology Co., Ltd. From October 2015 to October 2017, Mr. Shao worked as a project manager at Nanjing Culture and Artwork Property Exchange Co., Ltd. From June 2013 to October 2015, Mr. Shao worked as a software developer at Marvell Electronic Technology Co., Ltd. Mr. Shao received his Bachelor’s Degree of electronic information science and technology from Nanjing University in 2010 and his Master Degree of biomedical engineering from Nanjing University in 2013. We believe that Mr. Shao’s extensive experience in art industry, market development and corporate management will benefit the company’s operations and management make him an important member of the board of directors and its committees.

Nelson (Nam Sum) Wong

Since 2008, Mr. Wong has served as a member of the Board, Chairman of Audit Committee and a member of Compensation Committee of the Board of Recon Technology Ltd. (Nasdaq: RCON). Mr. Wong was the Vice Chairman and Chief Executive Officer of Vigers Group from 1993 to 1995. From 1995 to present, Mr. Wong has served as Chairman and Managing Partner of ACN Worldwide, a business and investment consultancy he established in 1995. Mr. Wong received his bachelor’s degree in English language and literature from the PLA Institute of International Relations in Nanjing in 1983.

Mr. Wong serves on the Advisory Board of the Independent Power Producers Forum (IPPF), an NGO in the global power industry. Mr. Wong is the Vice Chairman of Shanghai Centre for RimPac Strategic and International Studies (China) and is an Academic Council Member of Gallup International Association (Switzerland), an influential worldwide organization of social surveys. We believe that Mr. Wong’s leadership skills and extensive management experience will benefit the Company and make him an important member of the board of directors and its committees.

Jinren Chen

Since January 2020, Mr. Chen has served as Chairman and President of Nanjing Shuoming Investment Management Co., Ltd., a private equity fund management company. From February 2019 to December 2019, Mr. Chen was the fund manager for Shanghai Rongru Assets Management Co., Ltd. From May 2014 to February 2019, Mr. Chen served as an industry analyst and then deputy general manager of market making department of Debang Securities Co., Ltd. From May 2001 to April 2014, Mr. Chen served as a researcher and then a senior researcher for Huatai Securities Co, Ltd. Mr. Chen received his bachelor’s degree in International Trade from Nanjing University in 1997. Mr. Chen received his master degree of Engineering Management from Business School of Hohai University in Nanjing in 2000 and his Ph.D degree in Economics from Business School of Nanjing University in 2009. Mr. Chen has passed securities practitioner and fund practitioner qualification tests in China. We believe Mr. Chen’s extensive experience in capital market will benefit the Company and make him an important member of the board of directors and its committees.

Xiaobing Liu

Mr. Liu was appointed as a member of our board of directors on May 10, 2019.  Since April 2006, Mr. Liu has been a professor at Nanjing Tech University School of Law. From January 2014 to July 2017, Mr. Liu served as the Dean of Nanjing Tech University School of Law. Since September 2012, Mr. Liu has served as an independent director of the board of Nanjing Baotai Special Materials Co., Ltd. Since May 2016, Mr. Liu has served as an independent director of the board of GPRO Titanium Industry Co., Ltd. Mr. Liu received his Bachelor of Law degree from East China University of Political Science and Law (“ECUPL”) in 1983 and his Master’s Degree of Legal History from ECUPL in 1986. Mr. Liu received his Doctor’s Degree of Constitution and Administrative Laws from Wuhan University in 2007. Mr. Liu holds a public company independent director qualification certificate from Shanghai Stock Exchange since November 2011. We believe that Mr. Liu’s legal expertise and knowledge will benefit the Company’s business and operations and make him a valuable member of the board of directors and its committees.

Board Diversity Matrix

The following table sets forth Board level diversity statistics based on self-identification of members of our Board as of October 20, 2022.

Board Diversity Matrix (As of October 20, 2022)
Country of Principal Executive Offices:	Hong Kong/P.R. China
Foreign Private Issuer:	Yes
Disclosure Prohibited Under Home Country Law:	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

The following committees of the Board all consist of independent directors:

●	Audit Committee. The Board established an Audit Committee, which is responsible for reviewing the Company’s accounting controls and the appointment of the Company’s outside auditors. The Audit Committee currently consists of Nelson Wong (chair), Jinren Chen and Xiaobing Liu.

●	Compensation Committee. The Board established a Compensation Committee, which is responsible for overseeing and making recommendations to the board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Compensation Committee currently consists of Jinren Chen (chair), Nelson Wong and Xiaobing Liu and Xiaobing Liu.

●	Corporate Governance and Nominating Committee. The Board established a Corporate Governance and Nominating Committee, which is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies. The Corporate Governance and Nominating Committee currently consists of Xiaobing Liu (chair), Nelson Wong and Jinren Chen.

If elected as a member of our Board at this annual meeting, each of them will be appointed to serve on the committee(s) of which he is currently serving.

Our Board reviews each nominee’s relationship with the Company in order to determine whether a director nominee is independent pursuant to the listing rules of NASDAQ. Our Board has determined that each of Xiaobing Liu, Nelson Wong and Jinren Chen meets the independence requirements and standards currently established by NASDAQ and Mr. Nelson Wong possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Required Vote. Approval of Proposal One will require the affirmative vote of a majority of the votes cast by holders of shares entitled to vote on the proposal in person or by proxy at the Meeting. Abstentions and broker non-votes have no impact on the appointment of director nominees pursuant to this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDES A VOTE IN FAVOR OF THE APPOINTMENT OF EACH OF THE NOMINEES. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board is submitting for ratification at the Meeting the selection of Wei Wei & Co., LLP (“Wei Wei”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022. Wei Wei was appointed as the Company’s independent registered public accounting firm by the Audit Committee of the Board on October 17, 2022.

Wei Wei has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company other than in its capacity as the Company’s independent registered public accounting firm.

All services rendered by Wei Wei & Co., LLP are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the votes cast by holders of shares entitled to vote on the proposal in person or by proxy at the Meeting. Abstentions and broker non-votes have no impact on this proposal.

THE BOARD OF DIRECTORS, UPON THE RECOMMENDATION OF THE AUDIT COMMITTEE, UNANIMOUSLY RECOMMENDED A VOTE FOR RATIFICATION OF THE APPOINTMENT OF Wei Wei & Co., LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH RATIFICATION UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but stockholders may be solicited by telephone, electronic mail or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

REPORTS TO STOCKHOLDERS

The Company’s latest annual report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”) and this Proxy Statement are available on the Company’s website at http://www.ocgroup.hk.  Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Company’s Annual Report.  To request a copy, please email to the corporate secretary: ir@ocgroup.hk or write to Corporate Secretary, Oriental Culture Holding LTD. at Room 1402, Richmake Commercial Building,198-200 Queen’s Road Central, Hong Kong.

YOUR VOTE IS IMPORTANT

You are cordially invited to attend the 2022 Annual General Meeting. However, to ensure that your shares are represented at the meeting, please submit your proxy and follow the voting instructions. Please see the instructions on the proxy and voting instruction card. Submitting a proxy will not prevent you from attending the 2022 Annual General Meeting and voting in person, if you so desire, but will help the Company secure a quorum and reduce the expense of additional proxy solicitation.

BY ORDER OF THE BOARD OF DIRECTORS

October 21, 2022	/s/ Mun Wah Wan
Mun Wah Wan
Chairman of the Board